 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Shell first quarter 2021 update note

The Hague, April 7, 2021 − This is an update to the first quarter 2021 outlook provided in the fourth quarter results announcement on February 4, 2021. The impacts presented here may vary from the actual results and are subject to finalisation of the first quarter 2021 results. Unless otherwise indicated, presented impacts relate to Adjusted Earnings on a post-tax basis.

The Texas winter storm had an impact on our operations and is expected to have an aggregate adverse impact of up to $200 million on Adjusted Earnings, individual segmental impacts are further detailed below.

INTEGRATED GAS

  Production is expected to be between 920 and 960 thousand barrels of oil equivalent per day.
  LNG liquefaction volumes are expected to be between 7.8 and 8.4 million tonnes.
  Pre-tax depreciation is expected to be between $1.3 and $1.4 billion.
  Trading and optimisation results are expected to be significantly below average.
  Approximately 80% of our term sales of LNG in 2020 have been oil price linked with a price-lag of up to 6 months. The volatility of the JKM spot price in January had limited impact on Adjusted Earnings.
  Operational and net financial impact from the Texas winter storm is expected to be limited as trading margins are offset by provisions due to related counterparty credit risk.
  CFFO is expected to be impacted by a working capital outflow driven by increased receivables reflecting the higher commodity price environment.
  CFFO excluding working capital is expected to be not significantly impacted by cash flows related to commodity derivatives.

UPSTREAM

  Adjusted Earnings are expected to be positive in the first quarter 2021, capturing the upside from the current commodity price environment.
  Production is expected to be between 2,400 and 2,475 thousand barrels of oil equivalent per day, including 10 to 20 thousand barrels per day lower production due to the Texas winter storm.
  Total Adjusted Earnings are expected to be adversely impacted by up to $40 million due to operational impacts of the Texas winter storm.
  Pre-tax depreciation is expected to be between $3.1 and $3.4 billion.
  Currency effects are expected to adversely impact Adjusted Earnings by up to $200 million.
  Tax expenses are expected to be between $700 and $1,100 million.
  Tax paid is expected to be between $500 and $750 million.
  Working capital outflows as expected due to increased receivables reflecting the higher commodity price environment.

OIL PRODUCTS

  Refinery utilisation is expected to be between 71% and 75%. Latest refinery crude distillation capacities are provided in the 2020 Annual Report, replacing calendar-day with stream day.
  Refining indicative margin is around $2.6/bbl, slightly improved from $1.6/bbl in the fourth quarter 2020. Definition and formula are provided at the end of this release.
  Trading and optimisation results are expected to be average and higher than the fourth quarter 2020.
  Sales volumes are expected to be between 3,700 and 4,700 thousand barrels per day.
  Marketing results are expected to be higher compared with the fourth quarter 2020, as higher margins and lower costs are more than offsetting lower sales volumes.
  Pre-tax depreciation is expected to be between $0.9 and $1.1 billion.
  Total Adjusted Earnings are expected to be adversely impacted by up to $80 million due to operational impacts of the Texas winter storm.
  Working capital outflows are expected due to the higher commodity price environment.
  CFFO excluding working capital is expected to be positively impacted by the lower cash cost of sales.

 CHEMICALS

  Chemicals Adjusted Earnings are expected to be positively impacted by improved base margins and slightly higher intermediate margins compared with the fourth quarter 2020.
  Chemicals manufacturing plant utilisation is expected to be between 77% and 81%.
  Chemicals sales volumes are expected to be between 3,500 and 3,700 thousand tonnes.
  Pre-tax depreciation is expected to be between $250 and $350 million.
  Total Adjusted Earnings are expected to be adversely impacted by around $60 million due to operational impacts of the Texas winter storm.
  CFFO is expected to be negatively impacted by $150 to $250 million due to timing effect of dividends received from Joint Ventures & Associates.

 CORPORATE

  Corporate segment Adjusted Earnings are expected to be a net expense of $600 to $700 million for the first quarter. This excludes the impact of currency exchange effects.

Shell enhancing financial disclosures

At our first quarter 2021 results announcement we are planning to provide enhanced voluntary disclosures in a Quarterly Databook, to be available on www.shell.com/investors. The disclosures will cover Integrated Gas, Upstream, Refining & Trading, Marketing and Chemicals. The publication of the enhanced disclosures will be followed by a webcast on the 4th of May 2021, with an opportunity for Q&A.

Full-year price and margin sensitivities

The Adjusted Earnings and CFFO price and margin sensitivities are indicative and in relation to the full-year results. These exclude the short-term impacts from working capital movements, cost-of-sales adjustments and derivatives. Sensitivity accuracy is subject to trading and optimisation performance, including short-term opportunities, depending on market conditions.

$ million	Adjusted Earnings	CFFO
Integrated Gas
+$10/bbl Brent	1,100	1,200
+$10/bbl Japan Customs-cleared Crude - 3 months	1,100	1,200
Upstream
+$10/bbl Brent	3,000	4,000
+$1/mmbtu Henry Hub	350	450
+$1/mmbtu EU TTF	150	200
Refining
+$1/bbl indicative refining margin	500	—

Indicative refining margin

The indicative margin is an approximation of Shell’s global net realised refining margin, calculated using price and margin markers from third parties’ databases. It is based on an approximation of Shell’s crude intake and production from refinery units. The actual margins realised by Shell may vary due to factors including specific local market effects, refinery configuration, crude diet, operating decisions and production.

Q1 2021: $2.65/bbl

Q4 2020: $1.59/bbl

Q3 2020: $0.84/bbl

The formula provided will be reviewed and updated annually, reflecting any changes in our refining portfolio.

Calculation formula ($/bbl) - note that brackets indicate a negative sign

Brent*(25%) + MSW*(11%) + LLS*(24.5%) + Dubai*(24.5%) + Urals CIF EU*(13%) + NWE Naphtha (RDAM FOB Barge)*8% + NWE Mogas premium unleaded*12.50% + NWE Kero*11.50% + NWE AGO*24.5% + NWE Benzene*1% + Sing Fueloil 380 cst*6.50% + Edmonton ULG Reg*3.50% + Edmonton ULSD*3.50% + USGC Normal Butane*1.50% + USGC LS No 2 Gasoil*7% + USGC Natural Gas*(2%) + USGC CBOB*15% + RINS*(20.50%) + NWE Propylene Platts*0.50% – $1.7/bbl

Consensus

The consensus collection for quarterly Adjusted Earnings and CFFO excluding working capital movements, managed by VARA research, will be published on 22 April 2021.

Contacts

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4355

Cautionary Note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains the following forward-looking Non-GAAP measure: Adjusted Earnings.We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile the above Non-GAAP measure to the most comparable GAAP financial measure is dependent on future events some which are outside the control of the company, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Royal Dutch Shell plc’s consolidated financial statements.

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2020 (available at www.shell.com/investors and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, April 7, 2021. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813, 333-228137 and 333-254139).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: April 7, 2021	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary